SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated April 3, 2008

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

“NEWS RELEASE”

For Immediate Release	April 3, 2008
TSX: CTQ, AMEX: ETQ

UPDATED FEASIBILITY STUDY FOR MIRADOR SHOWS ATTRACTIVE STARTER PROJECT
WITH MAJOR COPPER GROWTH POTENTIAL

Project to produce 130 Million pounds of copper annually

VANCOUVER, CANADA, April 03, 2008 – Corriente announces that an updated Feasibility Study Technical Report ("FS") has been completed for the company’s 100% owned Mirador Project ("the Project") in southeastern Ecuador. The FS projects an average of almost 130 Million pounds of annual copper production for the Project and shows a projected initial capital cost of approximately US$ 399 Million and approximately US$ 19 Million in working capital, which would be spent over a two year construction period prior to the start of production. The FS calls for daily throughput of the concentrator facility of approximately 30,000 tonnes per day, which is a material improvement over the original Feasibility Study results released by the company in April 2005, which planned for 25,000 tonnes per day.

Mr. Ken Shannon, CEO of Corriente stated, "The Company is pleased that its efforts to continue to refine the economics of the starter project at Mirador are meeting with success and each iteration of the project shows increasing value for shareholders and stakeholders. Combined with our Panantza – San Carlos project, Corriente now has a fully stocked pipeline of near term and longer term projects from which to build a significant copper producer from the ground up."

Highlights

  Base Case Net Present Value ("NPV"), after–tax, of US$ 265 Million and an after-tax Internal Rate of Return ("IRR") of 17.7% (using metal prices of US$ 1.75/lb Cu, US$ 7.50/oz Ag, US$ 550/oz Au, 8% discount rate, US$ 75/tonne and US$ 0.075/lb treatment and refining charges, respectively, for Cu).

  Average annual metal production over the first 10 years is approximately 137 Million lbs of copper, 34,000 oz gold, and 394,000 oz silver.

  The FS modeled a base case mine plan using 181 million tonnes of Measured and Indicated resources, at a grade of 0.62% Cu, 0.20g/t Au and 1.63 g/t Ag, with estimated recoveries of 90% Cu, 46% Au, and 67% Ag.

  The base case mine plan only utilizes 41% of the Measured and Indicated Resources at Mirador and none of the 235 Million tonnes of Inferred Resources. In addition, the base case does not consider the 171 Million tonnes of Measured and Indicated Resources or the 46 Million tonnes of Inferred Resources at the nearby Mirador Norte project. These additional resources provide significant opportunities for expansion in the future.

  Cost to produce a payable pound of copper, net of other metal credits over the Life of Mine (LOM), is estimated to be US$ 0.84/lb.

  The Project would generate up to 1,200 jobs during the construction period and is expected to create annual employment of over 415 direct and almost 2,700 indirect jobs during the 20 year Project life.

  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year base case LOM is approximately US$ 1.8 Billion.
  Capex for the project is estimated at US$ 399 Million, including an estimated contingency of US$ 33 Million. In addition, working capital requirements are estimated to be US$ 19 million.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Resources

Total estimated resources for the Mirador Project (excluding Mirador Norte), at a 0.4% copper cut-off, are as follows:

Category	Tonnes	Cu%	Cu (lbs)	Au oz	Ag oz
Measured	52,610,000	0.65	753,000,000	360,000	2,770,000
Indicated	385,060,000	0.60	5,134,000,000	2,380,000	18,760,000
Measured & Indicated - total	437,670,000	0.61	5,887,000,000	2,740,000	21,530,000
Inferred	235,400,000	0.52	2,708,000,000	1,250,000	9,900,000

The mine plan for the FS utilized 181 Million tonnes or approximately 41% of the overall Measured and Indicated Resource contained within the Mirador deposit. Mineral resources at the adjacent Mirador Norte project have not been included in the FS.

Total estimated resources for Mirador Norte, at a 0.4% copper cut-off, are as follows:

Category	Tonnes	Cu%	Cu (lbs)	Au oz
Indicated	171,410,000	0.51	1,921,000,000	489,000
Inferred	45,820,000	0.51	513,000,000	101,000

Mining

Ore and waste quantities were generated from a 3-D model of the deposit. The FS resource at Mirador of 181 Million tonnes was arbitrarily restricted in this starter project FS and with infrastructure changes, the portion of Mirador resources that could be available for mining would significantly increase (see Table above). The LOM strip ratio is estimated to be 0.81 (waste):1(ore).

Processing

The process plant is a conventional concentrator that would process 30,000 tonnes per day of copper ore containing 0.62% Cu, 0.20g/t Au and 1.63 g/t Ag over the life of the mine. The plant has been specifically designed to allow a doubling of throughput to 60,000 tonnes per day by twinning the process circuit beside the existing layout. Several major components of the flow sheet are already sized to cope with such an expansion, including the crusher and main ore conveyor.

The copper concentrate produced is expected to average 30% Cu. The concentrate would be transported via a 418 km highway to a dedicated bulk materials port at Machala that is included in the planned mine infrastructure. The Corriente port site was granted approval for an Environmental Impact Assessment, as announced by the company on December 10, 2007.

Infrastructure

The existing Amazon highway system comes within six kilometres of the Project site and local gravel roads will require upgrading to improve mine access. The conceptual design of the FS calls for a 111 km, 230 kV transmission line to be constructed to connect directly to the main electrical grid at Sinincay.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Socio-Economic

The principal needs of the local communities and government are employment and infrastructure development. Extensive migration of residents within Ecuador and abroad has occurred because of the poor local job market. The company has been working on a program of dialogue over the last six years with the local communities and government to ensure that any development at Mirador is sensitive to their needs and fits with the requirement that projects are environmentally and socially responsible.

Construction

The estimated cost to build the 30,000 tonne per day plant and associated infrastructure is US$ 418 Million, including working capital of approximately US$ 19 million. Labour is estimated at 2.7 Million man-hours of direct construction work and mine pre-development. The execution period to allow for long lead-time items for the Project is estimated to be 36 months total, which includes a construction period of approximately 24 months.

Copper Price Sensitivity

The Project base case uses a long term copper price assumption of US$ 1.75/lb. Holding all other costs and prices constant, varying copper prices provides the following table. These results highlight the strong economics of the Project at various copper prices up to US$ 3.00/lb, a level which is significantly less than current spot market price for copper.

Copper Price	NPV	IRR
US$/lb	US$ million	%
	8 ( % discount rate)
	After Tax
$1.50	116	12.6
$1.75	265	17.7
$2.00	427	22.8
$2.25	592	27.5
$2.50	758	32.0
$2.75	923	36.3
$3.00	1,089	40.4

In general, the FS indicates that the Project is more sensitive to copper revenue and less sensitive to capital cost, gold price or operating cost fluctuations.

The cost estimates and financial analyses set out above are subject to important qualifications, assumptions and exclusions, all of which are set out in the FS. In order to fully understand these figures, the NI 43-101 Technical Report referred to below should be read in its entirety.

The FS study was completed by a team of in-house staff and external engineering consultants, including SNC-Lavalin Chile S.A., Merit Consultants International Inc., Hoffert Processing Solutions Inc. and Knight Piésold Ltd. The full NI 43-101 Technical Report will be available on SEDAR within 45 days of this announcement.

The Qualified Person for the above disclosure is John Hoffert, P. Eng.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Current Activity at Mirador

Work at the site is currently focused on the continuation of activities related to the Environmental Impact Assessment Amendment ("EIAA"). A work force of approximately 50 people is currently upgrading infrastructure at the Project for the required EIAA activities. Work is continuing on new home construction in the nearby village of Tundayme as part of the program of relocating several local residents away from the area of proposed mining activity at Mirador. Studies on local hydropower options are being carried out as part of a long-term development plan for energy needs at Mirador. A new office has been opened in the canton capital of El Pangui,, which will serve as the regional headquarters for work on the Mirador Project.

Next Steps at Mirador

Over the next three months, the work force at Mirador is expected to double as work starts on technical studies which are part of the EIAA program. In addition the company is working with the Government of Ecuador to define the terms of an Investment Contract. The Government has indicated a timeline for this process that would see completion in mid-2008. According to Mr. José Serrano, the Sub-Secretary of the Ministry of Mines and Petroleum, "The Ministry is in dialogue with the company’s Ecuador subsidiary, Ecuacorriente S.A., about designing agreements that permit a development at Mirador that entail benefits for all sectors involved."

Panantza – San Carlos Project

Corriente is in the process of securing a partner for the company’s US$ 1.3 Billion Panantza – San Carlos project approximately 40 km to the north of Mirador, as announced by the company on January 31, 2008.

At US$ 1.75/lb copper, this project has an after-tax Net Present Value of US$ 1.2 Billion at an 8% discount rate, and an after-tax Internal Rate of Return of 19.7%. Corriente has executed Confidentiality Agreements with multiple parties who are engaged in preliminary project data review.

Following completion of the data review, the company plans to move to an in-country due diligence process. During this phase of due diligence, Corriente will work with CORPEI, which is the Ecuadorian Corporation for Exports and Investments Promotion.

According to CORPEI President, Mr. Ricardo Estrada, "CORPEI considers the Panantza – San Carlos project an unprecedented opportunity for Ecuador to gain investors competitive with those of other large mining countries in Latin America. The Government is aspiring to initiate responsible mining and a new era of development based on mineral resources and for these reasons, CORPEI is prepared to work together with the company to advance this project."

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 62,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits: Mirador, Mirador Norte, Panantza and San Carlos, as well as six additional copper exploration targets. Corriente is currently in discussions with a number of potential partners about participation in the company’s Panantza – San Carlos project.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

"Ken Shannon"

Kenneth R. Shannon
CEO and President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release announcing the updated Feasibility Study for Mirador constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include among other things, statements regarding projected production rates and capital costs, estimates regarding copper prices, mineral resources and anticipated grades and internal rates of return. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration-stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in copper prices; the possibility that Corriente may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s Annual Information Form for the year ended December 31, 2007, and registration statement on Form 40-F filed with Canadian securities regulators and the U.S. Securities and Exchange Commission, respectively. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: April 3, 2008
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer